        MINT CAPITAL, INC.
319 Clematis Street, Suite 703
      West Palm Beach, FL.  33401

October  9, 2009

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Mail Stop 3030
100 F Street, N.E.
Washington, D.C. 20549
Attention: Daniel Morris, Special Counsel

Re: Mint Capital, Inc.
Registration Statement on Form 10
File No. 000-53758

Dear Mr. Morris:

Mint Capital, Inc. (the "Company") hereby respectfully requests the immediate withdrawal of its registration statement on Form 10 (File No. 000-53758), filed with the Securities and Exchange Commission (the "Commission") on August 12, 2009 and amended on September 25, 2009, together with all exhibits thereto (collectively, the "Registration Statement"), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Registration Statement is being withdrawn in order to prevent it from automatically becoming effective on October 12, 2009 pursuant to Section 12(g)(1) of the Exchange Act.

If you have any questions regarding this request for withdrawal, please do not hesitate to contact the undersigned at (561) 514-9042, or via email at hollanderb@aol.com

Respectfully submitted,

Mint Capital, Inc.

/s/ Barry Hollander
Barry Hollander
President and Director